UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

February 28, 2025

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

Mizuho Financial Group, Inc. (MHFG)

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Candidates (to be considered at the ordinary General Meeting of Shareholders of MHFG in June 2025 (“The Shareholders’ Meeting”))

Yoshimitsu Kobayashi	(Reappointment, Outside Director)

Takashi Tsukioka	(Reappointment, Outside Director)

Kotaro Ohno	(Reappointment, Outside Director)

Hiromichi Shinohara	(Reappointment, Outside Director)

Yumiko Noda	(Reappointment, Outside Director)

Takakazu Uchida	(Reappointment, Outside Director)

Masahiko Tezuka*[1]	(New appointment, Outside Director)

Yuki Ikuno	(New appointment, Outside Director)

Seiji Imai	(Reappointment)

Hisaaki Hirama	(Reappointment)

Masahiro Kihara*[2]	(Reappointment)

Hidekatsu Take*[2]	(Reappointment)

Mitsuhiro Kanazawa*[2]	(Reappointment)

Takefumi Yonezawa*[2]	(Reappointment)

Total of 14 candidates

(Note) *1	The candidate expected to resign as a Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member) (not-full-time) of MHBK in late June 2025

*2	The candidates expected to concurrently serve as Senior Executive Officers

(2)	Members of the Board of Directors scheduled to resign

(Effective in late June 2025)

Izumi Kobayashi	(Currently Member of the Board of Directors (Outside Director))
Ryoji Sato	(Currently Member of the Board of Directors (Outside Director))

(Note)	The composition of the Chairperson of the Board of Directors and the Committees after The Shareholders’ Meeting is planned to be included in the Convocation Notice of the Ordinary General Meeting of Shareholders.

(3)	Brief Personal Record of Newly Nominated Members of the Board of Directors

Name	Masahiko Tezuka

Business Experience	Jun. 2024	Outside Audit & Supervisory Board Member, Idemitsu Kosan Co., Ltd. (current)

	Sep. 2023	Outside Auditor, Kagayaki Holdings, Inc. (current)

	Jun. 2023	Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member) of MHBK (current)

	Dec. 2022	Advisor, Kagayaki Holdings, Inc.

	Jul. 2022	Advisor, The Japanese Institute of Certified Public Accountants (JICPA) (current)

Chair of Councillors, Financial Accounting Standards Foundation (current)

	May 2022	Auditor, Japan Association of Corporate Directors (current)

	Jul. 2019	CEO, Japan Foundation for Accounting Education and Learning (current)

Chairmen and President, JICPA

	Jul. 2016	Executive board member, JICPA

	Oct. 2007	Partner, Executive board member, Deloitte Touche Tohmatsu (current Deloitte Touche Tohmatsu LLC)

	May 2006	COO, ChuoAoyama Audit Corporation

	Oct. 2005	Executive board member, ChuoAoyama Audit Corporation

	Mar. 1990	Registered as a Certifid Public Accountant (CPA)

	Oct. 1986	Joined Chuo Audit Corporation

Education	Oct. 1985	Graduated from Bachelor of Economics, University of Tokyo

Date of Birth	Aug.18, 1961

Name	Yuki Ikuno

Business Experience	Mar. 2023	Outside Director, Nisshinbo Holdings Inc. (current)

	Nov. 2022	Visiting Associate Professor, MBA program, Hitotsubashi University Business School, School of International Corporate Strategy (current)

	May 2020	Visiting Lecturer, MBA program, Hitotsubashi University Business School, School of International Corporate Strategy

	May 2007	Managing Director, Investment Banking Division, UBS Securities Japan Ltd. (current UBS Securities Japan Co., Ltd.)

	Jul. 1999	Managing Director, Fixed Income Division, Deutsche Securities Limited, Tokyo Branch. (current Deutsche Securities Inc.)

	Jan. 1996	Managing Director, Bankers Trust Asia Ltd. (current Deutsche Securities Japan Co., Ltd.)

	Sep. 1994	Joined Bankers Trust Asia Ltd. (current Deutsche Securities Japan Co., Ltd.)

	Apr. 1986	Joined Salomon Brothers Asia Ltd. (current Citigroup Global Markets Japan Inc.)

Education	Mar. 1986	Bachelor in Political Science, Keio University

Date of Birth	Oct. 6, 1963

2.	Changes of Executive Officers and Operating Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

(Effective as of April 1, 2025)

Name	New Position		Current Position
Mitsuhiro Kanazawa	Member of the Board of Directors, Senior Managing Executive Officer	Group Chief Information Officer (Group CIO)	Member of the Board of Directors, Senior Executive Officer	Group Chief Information Officer (Group CIO)

Takefumi Yonezawa	Member of the Board of Directors, Senior Managing Executive Officer	Group Chief Financial Officer (Group CFO)	Member of the Board of Directors, Senior Executive Officer	Group Chief Financial Officer (Group CFO)

Kazutoshi Isogai	Senior Managing Executive Officer	Co-Head of Retail & Business Banking Company	Senior Executive Officer	Head of Retail & Business Banking Company

Masayuki Sugawara	Senior Managing Executive Officer	Head of Corporate & Investment Banking Company	Senior Executive Officer	Head of Corporate & Investment Banking Company

Noriyuki Sato	Senior Managing Executive Officer	Head of Asset Management Company / In Charge of Specially Assigned Matters	Senior Executive Officer	Head of Asset Management Company / In Charge of Specially Assigned Matters

Tatsuya Kurosawa	Senior Managing Executive Officer	Group Chief Governance Officer (Group CGO)	—	Operating Officer of MHBK

Shiro Shiraishi	Senior Managing Executive Officer	Group Chief Risk Officer (Group CRO)	Senior Executive Officer	Group Chief Risk Officer (Group CRO)

Makoto Hitomi	Senior Managing Executive Officer	Group Chief Human Resources Officer (Group CHRO)	Group Executive Officer	Group Co-Chief Human Resources Officer (Group Co-CHRO)

Minako Nakamoto	Senior Managing Executive Officer	Group Chief Compliance Officer (Group CCO)	Senior Executive Officer	Group Chief Governance Officer (Group CGO)

Hisashi Kikuchi	Senior Managing Executive Officer	Group Chief Audit Executive (Group CAE)	Senior Executive Officer	Group Chief Audit Executive (Group CAE)

Naoshi Inomata	Senior Managing Executive Officer	Group Chief Strategy Officer (Group CSO)	Senior Executive Officer	Group Chief Strategy Officer (Group CSO)

Name	New Position		Current Position
Nobuhiro Kaminoyama	Senior Managing Executive Officer	Group Chief Digital Officer (Group CDO) / In Charge of Specially Assigned Matters	Senior Executive Officer	Group Chief Human Resources Officer (Group CHRO) / Group Chief Digital Officer (Group CDO)

Natsumi Akita	Senior Managing Executive Officer	Group Chief Culture Officer (Group CCuO) / Group Chief Branding Officer (Group CBO)	Senior Executive Officer	Group Chief Culture Officer (Group CCuO) / Group Chief Branding Officer (Group CBO)
Kenya Koshimizu	Managing Executive Officer	Co-Head of Global Markets Company	Senior Executive Officer	Co-Head of Global Markets Company

Daishi Sasaki	Managing Executive Officer	Co-Head of Global Markets Company	Senior Executive Officer	Co-Head of Global Markets Company
Tsutomu Yamamoto	Managing Executive Officer	Head of Global Transaction Banking Unit / In Charge of Specially Assigned Matters	Senior Executive Officer	Head of Global Transaction Banking Unit

Yasuhiko Ushikubo	Managing Executive Officer	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO)	Senior Executive Officer	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO)
Shinichiro Hihara	Managing Executive Officer	Group Co-Chief Information Officer (Group Co-CIO)	Senior Executive Officer	Group Co-Chief Information Officer (Group Co-CIO)

Hideki Tsujimori	Managing Executive Officer	Group Chief Process Officer (Group CPrO)	Senior Executive Officer	Group Chief Process Officer (Group CPrO)
Makoto Matsubara	Resigned		Senior Executive Officer	Group Chief Compliance Officer (Group CCO)

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.